FresYes Realty Joins The Real Brokerage

Top-producing team led by Jason Farris adds 50 agents to California's Central Valley

TORONTO & NEW YORK - October 2, 2023 -- The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing publicly traded real estate brokerage, announced today that FresYes Realty, led by Jason Farris, has joined the company.

"I'm excited to welcome Jason and the entire FresYes Realty team to Real," said Real President Sharran Srivatsaa. "I've known Jason for many years, and he is the type of individual we strive to attract. In addition to putting the needs of his agents first, Jason is one of the most astute marketers in the real estate industry and enjoys nothing more than seeing others reach their full potential. All of our agents at Real stand to benefit from Jason's expertise."

Founded in 2014, FresYes received Better Homes and Gardens® Real Estate's Beta Broker of the Year award for marketing and culture during its first year of operation. In 2022, it was ranked by RealTrends as the No. 1 team in California. The team closed 539 transactions valued at $175 million in 2022. In addition to Farris, the entire 50-agent FresYes team, including Office Manager Corrie Tufte, have joined Real.

Throughout his more than 15-year career in real estate, Farris has combined his love of writing with his marketing and special events background to differentiate himself. Nicknamed the digital mayor of Fresno, his weekly FresYes Insider newsletter, which combines stories about what's to love about California's Central Valley and the people who live there with news about the real estate market, has grown to more than 80,000 subscribers - and FresYes Realty has more than 30,000 followers on Instagram. In addition to overseeing the FresYes team, Farris is a Tom Ferry Team Coach.

"Joining Real feels like coming home," Farris said. "For our agents, who will have the support of Real as a broker and the opportunity to benefit from the company's wealth-building programs, joining Real is the right thing to do. For me, Real will give me a larger stage to connect with and help more agents succeed."

About Real

The Real Brokerage Inc. (NASDAQ: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 49 states, D.C., and four Canadian provinces with more than 12,000 agents. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns and Real's ability to attract new agents and retain current agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221